[HIGHLAND LETTERHEAD]

March 22, 2017

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	RAIT Financial Trust

Definitive Soliciting Materials pursuant to Rule 14a-12

Filed February 23, 2017 by Highland Capital Management, L.P., Highland Select

Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P., Highland Select

Equity GP, LLC, Strand Advisors, Inc., James D. Dondero, Highland Global

Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management

Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies

Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, NexPoint Real Estate

Advisors, L.P., HCRE Partners, LLC and Edward S. Friedman

File No. 001-14760

Ladies and Gentlemen:

Highland Capital Management, L.P. (“Highland Capital”) responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated March 14, 2017, regarding RAIT Financial Trust (“RAIT” or the “Company”). For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Highland Capital’s response.

General

1.	In future filings made in reliance on Rule 14a-12 or required by Rule 14a-6, please identify the director nominees as persons responsible for making the filing given that must be identified in the proxy statements as participants in the proxy statement under Instruction 3 to Item 4 of Schedule 14A.

Response: Highland Capital acknowledges the Staff’s comment and advises the Staff that it will identify the director nominees in future filings as persons responsible for making the filing.

United States Securities and Exchange Commission

March 22, 2017

2.	The disclosure states that Mr. Malter has presided over a 15 month period given that he was only named Chairman of the Board on October 24, 2016. Please include a corrective statement in the next communication, if any, filed in connection with this solicitation to clarify Mr. Malter’s position during the time period noted in the graph.

Response: Highland Capital acknowledges the Staff’s comment and advises the Staff that Mr. Malter has been a member of the board of trustees of RAIT (the “Board”) since November 2015 and became the Chairman of the Board effective October 18, 2016, as disclosed in RAIT’s definitive proxy statement on Schedule 14A filed on April 14, 2016. As Mr. Malter was a member of the Board for more than 15 months, it is reasonable to show the Company’s performance during that time. However, in future filings, Highland Capital will clarify his respective positions during such period.

3.	The disclosure states that “NexPoint has repeatedly proposed a transaction with the Company that [you] believe has a substantial likelihood of greatly improving the Company’s financial results and enhancing total shareholder return.” In the participants’ next submission, please revise to discuss such proposed transaction.

Response: Highland Capital acknowledges the Staff’s comments and will include a more detailed discussion of such proposed transaction in future filings. Highland Capital notes that descriptions of the proposed transaction have been included in Item 4 of Highland Capital’s Schedule 13D filings on November 10, 2016, December 5, 2016, December 22, 2016, February 8, 2017 and February 23, 2017, and has also been included in letters and slides included as exhibits to these filings.

4.	Each statement of opinion or belief must be characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide support for the following statements:

•	the Company “has not put forth a specific business plan that would generate value for shareholders comparable with NexPoint’s proposal.”

•	the Board has adopted “shareholder-unfriendly Bylaws.”

Response: Highland Capital provides the following support for the statement that the Company “has not put forth a specific business plan that would generate value for shareholders comparable with NexPoint’s proposal.” Prior to the plan released by RAIT’s management (which is remarkably similar to the one Highland Capital publicly put forth on February 8, 2017) in conjunction with the Company’s Q4 2016 earnings call on February 24, 2017, Highland Capital was not aware of any investor

United States Securities and Exchange Commission

March 22, 2017

communication from any of the Company, Chief Executive Officer Scott Davidson or Mr. Malter relating to the Company’s current business plan. Indeed, on November 3, 2016 during the Company’s Q3 2016 conference call, Mr. Davidson said the following: “Given that Michael was recently elected Chairman, and I won’t be seated as CEO and trustee for another month, I hope you will understand that while you may be eager to hear about our plans, it will take us some time to refine and communicate them.” Highland Capital’s publicly disclosed business proposal contains a specific illustrative share price analysis using metrics commonly used by the investment community to value mortgage REITs (e.g., “CAD” or cash available for distribution). Highland Capital’s proposal contains a specific pro forma analysis of how CAD would increase under Highland Capital’s proposal to arrive at a midpoint share price of $4.82/sh. By contrast, RAIT’s current leadership has failed to provide any CAD guidance for 2017 and since the Company’s earnings report and first investor presentation in over a year, RAIT’s share price has declined approximately 20% (to ~$2.80/sh as of March 22, 2017).

Highland Capital provides the following support for the statement that the Board has adopted “shareholder-unfriendly Bylaws.” On November 16, 2016, the Board amended and restated RAIT’s bylaws. This action was taken less than one week after Highland Capital filed a Schedule 13D disclosing, for the first time, plans or proposals to externalize the management of the Company. The Board acted without shareholder consent and added more than 25 pages of new provisions to its bylaws, the majority of which were seemingly designed to make it more difficult for shareholders to nominate trustees to the Board or propose action at shareholder meetings. Specifically, the Board adopted provisions requiring advance notice of shareholder proposals and Board nominations, adopted restrictive special meeting provisions and added numerous prerequisites for a shareholder to bring any business before the annual meeting. The advance notice provision that was adopted sets a window for shareholder proposals that is the 30-day period that is no more than 120 days and not less than 90 days prior to the first anniversary of the immediately preceding year’s annual meeting. The most prominent proxy advisory firms advising institutional shareholders have published views on such provisions. Glass, Lewis & Co. (“Glass Lewis”) recommends against proposals that would require advance notice of shareholder proposals or director nominees because they “believe shareholders should be able to review and vote on all proposals and director nominees . . . [because shareholders] are capable of identifying issues on which they have sufficient information and ignoring issues on which they have insufficient information.” (Glass Lewis, 2016 Proxy Season Overview.) Additionally, Institutional Shareholder Services Inc. (“ISS”) recommends that shareholders only support proposals that allow shareholders to submit proposals or nominations as close to the meeting date as “reasonably possible.” ISS defines “reasonable” as “must not be more than 60 days prior to the meeting.” (ISS, Summary Proxy Voting Guidelines, 2017 Benchmark Policy Recommendations.) As previously

United States Securities and Exchange Commission

March 22, 2017

stated, these new bylaws require a minimum period of 90 days prior to the meeting, making this unreasonable and shareholder-unfriendly in the view of ISS. Furthermore, both Glass Lewis and ISS recommend voting against the directors if they amend the bylaws without shareholder approval in “a manner that materially diminishes shareholders’ rights or that could adversely impact shareholders.” The restrictive special meeting provisions and numerous prerequisites for a shareholder to bring any business before the annual meeting both diminish shareholder rights and adversely impact shareholders. Based on the above, there is a reasonable basis for Highland Capital’s opinion that the Company has adopted shareholder-unfriendly bylaws.

5.	We noticed the statement that asserted, “[a]s of the date of this letter, shareholders still have not heard a specific business plan from management.” Given RAIT’s press release issued on December 20, 2016, alone and without more disclosures by the issuer, this assertion appears incorrect. Please issue a corrective statement in the next solicitation made in reliance on Rule 14a-12, or advise us why none is required.

Response: Highland Capital acknowledges the Staff’s comments and advises the Staff that no corrective statement is required with respect to the press release that was issued by the Company on December 20, 2016. Such press release was not a specific business plan for RAIT’s continuing business, but rather an announcement of the completion of the internalization of management of Independent Realty Trust, Inc. However, Highland Capital notes that the day after its February 23, 2017 filing, seemingly in response to such filing and related disclosures by Highland Capital, RAIT issued a press release and filed an investor presentation providing information on a “comprehensive strategy to enhance shareholder value.” In this presentation, the Company appears to have adopted portions of Highland Capital’s business plan as their own. Accordingly, Highland Capital advises the Staff that it will include clarifying disclosure in the next communication, if any, that discusses such matter.

6.	In future soliciting materials, please refrain from making assertions that directly impugn the character, integrity and reputation of the issuer’s incumbent leadership without reasonable factual support. For example, the contention that “current leadership may continue to waste Company resources and follow the familiar playbook of entrenched leadership” appears insupportable given that no breach of fiduciary duty claim has been formally alleged by any shareholder and no evidence of entrenchment has been offered to substantiate the other allegation.

Response: Highland Capital acknowledges the Staff’s comments and will avoid assertions that directly impugn the character, integrity and reputation of the issuer’s incumbent leadership without reasonable factual support, in future soliciting materials.

* * * * * * *

United States Securities and Exchange Commission

March 22, 2017

If you have any questions, please feel free to contact me at 972.419.6205. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas Surgent

Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.

cc: Charles T. Haag, Jones Day